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                             November 9, 2020

       Liron Carmel
       Chief Executive Officer
       Medigus Ltd.
       Tatiana Yosef 7A Industrial Park, P.O. Box 3030
       Omer, 8496500, Israel

                                                        Re: Medigus Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed November 2,
2020
                                                            File No. 333-249797

       Dear Mr. Carmel:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Ron Ben-Bassat, Esq.